825 Third Avenue, 27th Floor New York, NY 10022 646.519.2456 50 California Street, 29th Floor - Suite 2950 San Francisco, CA 94111 415.900.3871 www.focusfinancialpartners.com

March 30, 2016

Via EDGAR

Christian Windsor

Special Counsel

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                                   Focus Financial Partners Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted January 27, 2015
CIK No. 0001651052

Ladies and Gentlemen:

Set forth below are the responses of Focus Financial Partners Inc. (the “Registrant,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 5, 2016, with respect to the Registrant’s Amendment No. 1 to Draft Registration Statement on Form S-1, submitted to the Commission on January 27, 2016 (“Confidential Submission No. 2”).

Concurrently with the submission of this letter, we are confidentially submitting through EDGAR Confidential Submission No. 3 (“Confidential Submission No. 3”). For your convenience, we will hand deliver five copies of Confidential Submission No. 3, as well as five copies of Confidential Submission No. 3 that are marked to show all changes made since the submission of Confidential Submission No. 2.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Confidential Submission No. 3, unless otherwise specified.

1.                        We note your response to comment 17 stating that fee practices vary from partner firm to partner firm and are “often based on a contractual percentage of assets or structured as fixed fees, but hourly fees and other arrangements are also frequently used.” Please revise your disclosure, in the MD&A or elsewhere in the prospectus, to explain in greater detail and/or to provide illustrative examples of such fee practices, including any “other arrangements” that are frequently used. Investors must be able to understand how much of your partner firms’ revenues may be directly impacted by a decline in the value of managed assets.

Response:    Confidential Submission No. 3 has been revised to provide enhanced disclosure of the fee practices of our partner firms. Please see pages 73 and 74 of Confidential Submission No. 3. Each of our 38 partner firms determines its own fee practices and such practices may change from time to time. Our partner firms’ wealth management fees are based either on a contractual percentage of the client’s assets, a flat fee or an hourly rate. However, other arrangements, such as a combination of fees based on a contractual percentage of the client’s assets, a flat fee or an hourly rate, may be used. In certain cases, such wealth management fees may also be subject to minimum fee levels depending on the services performed.

Additionally, as included in the disclosure, our partner firms also differ in terms of billing cycles and whether they bill in advance or in arrears. Accordingly, we do not feel that we can provide one or even a few illustrative examples that can accurately depict the combination of these alternatives that would be typical or common among our 38 partner firms.   Furthermore, we believe such an example could be misleading as it would not be indicative of a “typical” partner firm or otherwise reflective of some norm.

2.                        We note your response to comment 18 stating that you have provided “enhanced disclosure” regarding the financial metrics which you consider most important to evaluating your business under the heading “How We Evaluate Our Business” in the MD&A. Although you have added disclosure with respect to the nine months ended September 30, 2014 and 2015, it is unclear to us where you have provided an enhanced qualitative and quantitative discussion of the key factors impacting the growth in your wealth management fees for each period presented. Refer to Item 303(a)(3) of Regulation S-K. Please revise to present similar information for each period presented.

Response:  Confidential Submission No. 3 has been revised to provide an enhanced qualitative and quantitative discussion regarding wealth management fees for each period presented.  We highlight that wealth management fee growth includes acquisitions, both of new partner firms and by our existing partner firms, and potentially, but not on a linear basis, long-term trends in financial markets.  Under the heading “How We Evaluate Our Business” we provide the metrics that we use and that we believe would be most helpful to investors in evaluating our business.  Please see pages 73 and 74 of Confidential Submission No. 3.

Please direct any questions you have with respect to the foregoing responses to me at (646) 599-9480 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ J. Russell McGranahan
J. Russell McGranahan
General Counsel
Focus Financial Partners Inc.

cc:                                      William Schroeder (Securities and Exchange Commission)

John Spitz (Securities and Exchange Commission)

David Lin (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)

Robert Seber (Vinson & Elkins L.L.P.)